Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-211829

Final Term Sheet

AMERICAN TOWER CORPORATION

May 15, 2018

Issuer:	American Tower Corporation (“AMT”)

Coupon:	1.950% Senior Notes due 2026

Principal Amount:	€500,000,000

Maturity Date:	May 22, 2026

Offering Format:	SEC registered (Registration No. 333-211829)

Trade Date:	May 15, 2018

Settlement Date(1):	May 22, 2018 (T+5)

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Benchmark Security:	DBR 0.500% Notes due February 2026

Benchmark Security Price and Yield:	100.863%; 0.387%

Spread to Benchmark Security:	165.7 basis points

Yield to Maturity:	2.044%

Mid-Swap Yield:	0.864%

Spread to Mid-Swap Yield:	118 basis points

Price to Public:	99.313%

Ratings(2):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	Annually on May 22 of each year, commencing on May 22, 2019

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-whole Call:	Prior to February 22, 2026 (three months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 25 basis points

Par Call:	At any time on or after February 22, 2026 (three months prior to their maturity date)

Redemption for Tax Reasons:	If certain events occur involving changes in United States taxation, AMT may redeem the notes, in whole, but not in part, at 100% of their principal amount, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

CUSIP / ISIN / Common Code:	03027X AS9 / XS1823300949 / 182330094

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under our senior unsecured revolving credit facility entered into in June 2013, as amended (the “2013 Credit Facility”).

Listing:	AMT intends to apply to list the notes on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately €493.2 million ($588.3 million), after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing outstanding indebtedness under the 2013 Credit Facility.

Joint Book-Running Managers:	Barclays Bank PLC Banco Bilbao Vizcaya Argentaria, S.A. Citigroup Global Markets Limited J.P. Morgan Securities plc Merrill Lynch International

Senior Co-Managers:	Banco Santander, S.A. Commerzbank Aktiengesellschaft Morgan Stanley & Co. International plc Mizuho International plc RBC Europe Limited Société Générale The Toronto-Dominion Bank

Co-Managers:	Goldman Sachs & Co. LLC HSBC Bank plc Scotiabank Europe plc SMBC Nikko Capital Markets Limited

(1) We expect that the delivery of the notes will be made against payment on May 22, 2018, which is the fifth business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2)  These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated May 15, 2018 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, Banco Bilbao Vizcaya Argentaria, S.A. at 1-800-422-8692, Citigroup Global Markets Limited at 1-800-831-9146, J.P. Morgan Securities plc collect at +44-20-7134-2468 or Merrill Lynch International at 1-800-294-1322.